FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT  NO.          DESCRIPTION

99.1                            News Release dated April 30, 2008
99.2                            News Release dated May 8, 2008
99.3                            News Release dated May 14, 2008
99.4                            News Release dated May 14, 2008
99.5                            News Release dated August 13, 2008
99.6                            News Release dated October 16, 2008
99.7                            News Release dated October 20, 2008
99.8                            Material Change Report dated October 27, 2008
99.9                            Material Change Report dated December 24, 2008
99.10                          News Release dated January 5, 2009
99.11                          News Release dated January 26, 2009
99.12                          Material Change Report dated January 27, 2009
99.13                          Material Change Report dated February 2, 2009
99.14                          Material Change Report dated February 16, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: March 23, 2009	By: /s/ Denis C. Arsenault Denis C. Arsenault, Chief Financial Officer

EXHIBIT 99.1

EXHIBIT 99.2

EXHIBIT 99.3

EXHIBIT 99.4

EXHIBIT 99.5

EXHIBIT 99.6

EXHIBIT 99.7

EXHIBIT 99.8

EXHIBIT 99.9

EXHIBIT 99.10

EXHIBIT 99.11

 EXHIBIT 99.12

 EXHIBIT 99.13

 EXHIBIT 99.14

NEWS RELEASE

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE
April 30, 2008

TSX: CSM, CSM.WT
AMEX: SMC

CENTRAL SUN PROVIDES UPDATE ON EXPLORATION PROGRAM IN NICARAGUA

CONFERENCE CALL

Central Sun Mining Inc. (the "Company") has scheduled a conference call for analysts and investors on Wednesday, April 30, 2008 at 1:30 p.m. (Eastern) to provide an update on its exploration and operations activities.

Conference Call
To participate in the conference call, please dial 416-695-9753 or 1-888-818-4097 about five minutes prior to the start of the call.

EXPLORATION UPDATE

Limon Mine Area

Central Sun Mining Inc. has completed seven (7) diamond drill holes totaling 2,291 m of a planned 10,000 metre program in the Limon Mine area. Results of the first three holes were previously reported in press releases dated January 29, 2008 and February 20, 2008, respectively. The first three holes successfully intersected a major new zone that significantly extends the potential downdip and on strike extensions of the Santa Pancha orebody as shown on the vertical longitudinal section (Figure 1). The Santa Pancha orebody, which has the highest grade of the Limon Mine area deposits, is currently being mined on the 100 metre level at a reserve grade of approximately 5.6 g Au/t.

Holes LM-08-004 to LM-08-006 tested the potential extension of this new zone from 120m to 250m further south of Hole LM-08-003 which intersected 4.54 g Au/t over 15.0m true width. All three holes intersected wide zones of alteration principally silicification and carbonatization that ranged from 25m to

40m in true width. Hole LM-08-004 intersected two mineralized zones grading 7.22 g Au/t over 3.4m true width and 2.57 g Au/t over 2.6m true width. Lower grade values were returned from Hole LM-08-05 (2.78 g Au/t over 2.7m true width) and in LM-08-006, in which carbonate alteration was predominant, no significant values were returned.

A deeper series of holes approximately 100m below the first six holes was commenced with Hole LM-08-007. This hole intersected a 12m wide (true width) zone of quartz veining and quartz vein breccia but returned only low grade values. Hole LM-08-008 intersected a 12m wide (true width) mineralized zone; assays on this hole are pending. Complete drilling results are listed in Table 1.

Dr. Bill Pearson, P.Geo., Executive Vice President, Exploration commented, "Drilling continues to confirm that the Santa Pancha structure is very extensive and remains open at depth. However, closer spaced drilling is required to fully assess the resource potential of this zone. One additional deep hole further south will be completed and then the drill spacing will be tightened to approximately 50m centres to better define the distribution of gold mineralization within this extensive structure."

The Santa Pancha structure, located about 4 kilometres east of the Limon processing plant, strikes N20E and extends for approximately 2.5 kilometres along strike. The target zone being tested as shown on the longitudinal section (Figure 1) extends for approximately 650 metres along strike from the No. 2 shaft area southwards to the No. 8 shaft. The drill holes completed to date have confirmed that the favourable structure extends to a vertical depth of at least 350 m.

Orosi Mine Area

Exploration drilling totaling 10,000m is planned for the Orosi Mine area. An initial five holes totalling 762 metres were completed on the Santa Maria, Mojon and Santa Elena structures in the mine area as recommended by Scott Wilson Roscoe Postle Associates Inc. Results of these drill holes which confirmed previous reverse circulation drilling are listed in Table 2. These results are being incorporated into the updated mineral resource estimate being completed by Scott Wilson as part of the Orosi Mill feasibility study.

Drilling of 1,903 m in 10 holes has been completed to test the San Juan vein structure, a potential open pittable target, located about 5km south of the mine area. These holes tested the structure over approximately an 800m strike length to a vertical depth of 180m. All but one hole intersected gold mineralized quartz veins/vein breccias. Significant results from the first seven (7) holes for which assay results have been received include 19.55g Au/t (17.58 cut) over 1.2m true width and 2.48 g Au/t over 5.7m true width. Table 2 gives complete results.

Recent geological and petrological work by Dr. Robert Hodder, P.Geo., a well known specialist in epithermal gold systems, has better characterized the nature and distribution of alteration related to the gold mineralization at Orosi. Diatreme-type breccias appear to be an important control on the distribution of mineralization with vuggy silica and quartz-adularia veins being important indicators for areas of gold mineralization. Dr. Hodder concludes that none of the deposits studied thus far appear to

have bottomed-out in a geological sense. Further he notes the importance of post-mineral faults in displacing mineralized zones opening up possibilities for additional target areas especially in topographic lows resulting from down dropped blocks. A detailed geological mapping program is currently in progress in the general mine area to apply this new geological information and identify additional target areas for drilling.

Induced Polarization/Resistivity surveys have begun at Orosi to target mineralization in the potential northeastern extention of the Mojon-Crimea and Santa Maria structures.

Mestiza-La India Area

At Mestiza-La India, located 70 kilometres east of Limon, Magnetic, Resistivity and Induced Polarization (IP) surveys have been conducted on approximately 45 line kilometres of new exploration grid oriented perpendicular to the Tatiana vein crossing the Mestiza property, along with geological mapping, sampling, prospecting and data compilation. Preliminary geological mapping indicates it is likely that a complete epithermal system is exposed from the lower intrusive at La India 10 kilometres to the southeast to high level quartz veins at Mestiza. Vertically, the system appears to extend from about 500 metres to perhaps as much as 900 metres. Historic production from 1938 to 1955 at La India was 575,000 ounces of gold from 1.73 million tonnes grading 13.4 g Au/t. The Tatiana vein on the Mestiza property contains an inferred mineral resource of 558,000 tonnes at 8.80 g Au/t containing 158,600 ounces of gold (see Annual Information Form dated March 31, 2008 posted on SEDAR).

Significantly higher resistivity anomalies are associated with all of the major veins that are known on the property including the Tatiana, Espinito, Guapinol, and Constancia-America showings. These anomalies persist to the maximum search depth of the dipole array (n=8, a=25m). Resistivity and IP data show that the anomaly associated with the Espinito vein strengthens with depth where it is paired with a second resistive structure. A much stronger resistivity high with a strike length over 800 m is associated with the Guapinol vein in the middle of the Mestiza property. This anomaly persists to the maximum depth sampled in both the resistivity and chargeability data. It provides a high priority drill target.

A north-south trending resistive structure is located in the previously unexplored southwest part of the grid. This trend is potentially the northward strike extension of the La India vein onto the Mestiza property.

Eight (8) targets have been outlined for drilling including the Guapinol, Espinito, Norte de La India, and Tatiana anomalies. Planning is underway for a 2,500 m drill program to evaluate these anomalies beginning in June 2008.

Dr. Christopher J. Hale, P. Geo. the qualified person for the geophysical programs commented, "I am very pleased with the high quality work that CSM's team has been doing at Mestiza. Central Sun enjoys the flexibility offered by an in-house Nicaraguan technical team provided with the latest in instrumentation. Resistivity in particular has been shown to be an excellent technique to target the silicious vein systems on the property and at depths approaching a hundred metres. CSM has been quick to recognize that modern geophysical surveys can target drilling to evaluate discoveries

systematically and efficiently."

SAMPLING, ASSAYING AND QUALITY CONTROL

The core (NQ 47.6 mm) is logged, photographed and then sawn in half with one-half sent to the laboratory for analysis and the other half retained and stored on site. All core samples were prepared and assayed at the Company's Limon Mine laboratories. The Limon mine laboratory has a separate preparation circuit for exploration samples so that these are prepared and analyzed separately from run-of-mine samples. Samples for the Orosi drill program will be analyzed at the Orosi Mine laboratory. A second circuit is currently being installed at the Orosi laboratory; however, no run-of-mine samples are currently being assayed at this facility.

Both the Limon and Orosi Mine laboratories use normal industry procedures. The entire half-core samples are crushed to pass 10-mesh-size sieve, a 1/4 split is then pulverized to have greater than 90% passing the 200-mesh-sized sieve to produce a 100 gram homogenized sub-sample. A one-assay ton aliquot (a 29.2 gram sub-sample) is used for fire assaying with an atomic absorption (AA) or gravimetric finish to determine gold concentration. Internal quality control includes the use of blanks, duplicates and standards in every batch of samples. The Company also conducts internal check assaying. Regular external check assays are performed at a certified Canadian commercial laboratory and certified external reference standards are inserted into each batch.

Table 1A: Summary of Drilling Results, Santa Pancha, Limon Mine area

Hole(i)	From (m)	To (m)	Core Length (m)	True Width (m)	Gold (g/t)		Zone
					Uncut	Cut(ii)	
LM-08-003	254.9	272.3	17.3	15.1	4.54		Santa Pancha
LM-08-004	245.9	249.8	3.9	3.4	2.57		Santa Pancha
	256.6	259.6	3.0	2.6	7.22		Santa Pancha
LM-08-005	283.5	286.3	2.8	2.7	2.78		Santa Pancha
	304.4	307.2	2.9	2.8	0.84		Santa Pancha
LM-08-006	263.6	272.8	9.2	8.3	0.04		Santa Pancha
	297.8	301.9	4.2	3.8	0.28		Santa Pancha
LM-08-007	367.8	370.5	2.7	2.1	0.99		Santa Pancha
	374.8	377.9	3.1	2.4	0.69		Santa Pancha

(i) All holes are NQ core size

(ii) High sample assays capped at 25 Au g/t following the practice at the Santa Pancha mine; the cut values were established geostatistically.

Table 1B: Collar Coordinates and Orientation of Drill Holes, Santa Pancha, Limón Mine

Hole	Easting	Northing	Elev.	Length	Az(i)	Dip(i)
LM-08-003	19423.0	13441.0	60.5	315.9	291°	-60°
LM-08-004	19385.5	13407.0	65.0	306.5	270°	-70°
LM-08-005	19459	13350	60.0	352.6	270°	-70°
LM-08-006	19439	13300	61.0	336.7	270°	-70°
LM-08-007	19507.5	13354	63.5	182.9	291°	-65°

(i) All measurements are in metres except Azimuth (Az) and Dip which are measured in degrees.

Table 2A. Summary of Drilling Results, Santa Maria, Santa Elena, Mojon y San Juan, Orosi Mine

Hole(i)	From (m)	To (m)	Core Length (m)	True Width (m)	Gold (g/t)		Zone
					Uncut	Cut(ii)	
Check Drill Program recommended by Scott Wilson Roscoe Postle Limited							
SM-08-001	40.1	50.1	7.2	6.3	7.89	6.10	Santa Maria
SM-08-002	98.1	111.8	13.7	11.9	3.76	3.52	Santa Maria
SE-08-001	27.1	31.2	4.2	3.6	3.00		Santa Elena
MJ-08-001	141.5	153.4	11.9	10.4	4.53		Mojon
MJ-08-002	166.6	173.9	7.3	6.4	2.97		Mojon
Drill Program San Juan Target							
SJ-08-001	No Vein						San Juan
SJ-08-002	142.3	146.7	4.4	3.8	1.05		San Juan
SJ-08-003	153.9	157.2	1.4	1.2	19.55	17.58	San Juan
SJ-08-004	30.6	47.2	6.6	5.7	2.48		San Juan
SJ-08-005	42.1	46.1	3.9	3.5	1.13		San Juan
SJ-08-006	22.7	27.9	5.2	4.5	1.16		San Juan
	45.3	49.3	4.0	3.5	1.76		San Juan

(i) All holes are NQ core size

(ii) High sample assays capped at 25 Au g/t following the practice at the Santa Pancha mine; the cut values were established geostatistically.

Table 2B: Collar Coordinates and Orientation of Drill Holes, Santa Maria, Santa Elena, Mojon and San Juan, Orosi Mine

Hole	Easting	Northing	Elev.	Length	Az(i)	Dip(i)
Check Drill Program requested by Scott Wilson Roscoe Postle Limited						
SM-08-001	50238.1	49853.3	514.6	99.1	331	-46°
SM-08-002	50260.8	49810.5	525.7	150.9	330	-35°
SE-08-001	49935.3	50151.2	541.7	125.1	328	-48°
MJ-08-001	48437.8	49347.6	542.8	190.1	329	-45°
MJ-08-002	48499.9	49333.4	531.5	192.7	331	-46°
Drill Program San Juan Target						
SJ-08-001	51642.6	48827.5	497.5	57.9	170	-60°
SJ-08-002	51641.0	48829.0	500	161.5	135	-50°
SJ-08-003	51545.0	48790.0	510	240.8	135	-50°
SJ-08-004	51594.0	48736.0	496	115.8	135	-50°
SJ-08-005	51499.0	48630.0	510	120.4	135	-50°
SJ-08-006	51430.0	48555.0	499	135.6	135	-50°
SJ-08-007	51355.0	48481.0	495	150.9	135	-50°
SJ-08-008	51268.0	48427.0	478	129.5	135	-50°
SJ-08-009	51248.0	48448.0	463	192.0	135	-50°
SJ-08-010	51285.4	51185.3	482	89.9	135	-50°

(i) All measurements are in metres except Azimuth (Az) and Dip which are measured in degrees.

QUALIFIED PERSON

Dr. Bill Pearson, P. Geo., Executive Vice President, Exploration for Central Sun Mining, is the Qualified Person responsible for the management of the exploration program and disclosure of the drill results as defined by National Instrument 43-101. The laboratory process reported herein and the internal quality control information are reviewed regularly by Dr. Pearson. Dr. Pearson has read and approved this news release.

About Central Sun Mining

The Company is a growing gold producer with mining and exploration activities focused in Nicaragua. The Company operates the Limon Mine in Nicaragua and is converting the Orosi Mine in Nicaragua to conventional milling to increase the annual gold output. It also holds an option to acquire a 100% interest in the Mestiza gold property which is located 70 kilometres east of the Limon Mine. The Company is focused on efficient and productive mining practices to establish high quality and cost effective operations. Central Sun Mining is committed to growth by optimizing current operations, expanding mineral reserves and resources at existing mines as well as exploring its extensive land holdings.

For further information, please contact:

Andre Bharti, Investor Relations
CENTRAL SUN MINING INC.
(416) 860-0919; ir@centralsun.ca

Cautionary Note Regarding Forward-Looking Statements: This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities

legislation. Forward-looking statements include, but are not limited to, statements with respect to the completion of the Company's new strategic plan, the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, outcome, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "General Development of the Business – Risks of the Business" in the Company's annual information form for the year ended December 31, 2006 on file with the securities regulatory authorities in Canada and the Company's Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources

The information presented uses the terms "measured", "indicated" and "inferred" mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize these terms. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.


TARGET AREA
Assays Pending
LEGEND
Measured & Indicated Resource
Inferred Resource
Mined Out Areas
Target Area
Drill Holes
Drill Holes (low grade values)
2008 CSM Drill Hole
2008 CSM Drill Hole (planned)
HW = Hanging Wall FW = Footwall
NSV = No Significant Value
Figure 1
Santa Pancha, Nicaragua
Vertical Longitudinal Section
with Major Target Area
(Looking West-Northwest)
April 2008

CENTRAL SUN
MINING INC.

NEWS RELEASE

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE
May 8, 2008

TSX: CSM, CSM.WT
AMEX: SMC

CENTRAL SUN ANNOUNCES POSITIVE OROSI MINE FEASIBILITY STUDY

Central Sun Mining Inc. (the "Company") today reported results of a feasibility study on the Orosi Mine located in Nicaragua (the "Feasibility Study"), including economic forecasts and independently prepared Mineral Resource and Mineral Reserve estimates. The Company is currently converting the Orosi Mine from a heap leach operation to a conventional milling operation. The Feasibility Study was commissioned by Scott Wilson Roscoe Postle Associates Inc. and all figures are as at January 31, 2008; the date the models were run and calculated.

"We are very pleased with the robust economics demonstrated by the Orosi Mine feasibility study," said Peter Tagliamonte, President and Chief Executive Officer. "The exploration potential and the opportunity to grow the reserves and resources represent a tremendous additional upside for the Orosi Project. The operations team is doing an excellent job and construction is progressing well. We expect production at the Orosi Mine to start in the first quarter of 2009."

Feasibility Study Highlights

? Proven and Probable Mineral Reserves have been estimated by Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA"), totaling 11.0 million tonnes (Mt), at a grade of 1.44 g/t Au, containing 510,000 ounces of gold

? The average cash operating costs from the open pit mine are estimated at $405 per ounce gold, not including royalties and taxes; Life of mine average cash operating cash costs, including reprocessing of spent ore after open pit mining is completed, would be $441 per ounce gold, not including royalties and taxes

? After-tax IRR for the Project going forward from January 31, 2008 is estimated at 62%, with an after-tax NPV of $89 million discounted at 0% and an after-tax NPV of $67 million discounted at 5% (capital expenditures to January 31, 2008 considered as sunk)

? Initial capital costs of $41.2 million, of which $12.8 million has been spent as at January 31, 2008. Life of mine sustaining capital costs are estimated at $5.6 million with net cash flow from operations of $123 million over the 7.5 year mine life

? An independently prepared report, compliant with National Instrument 43-101 *Standards of Disclosure for Mineral Projects* ("NI 43-101"), will be filed on SEDAR shortly, providing details of the Mineral Reserve estimate and economic model

Orosi Project Economics

The following inputs were considered in the economic forecast:

? Mineral Reserves of 11.0 Mt, at a grade of 1.44 g/t Au, consisting of

- 6.1 Mt of open pit ore, at a grade of 1.91 g/t Au, and strip ratio of 6.0 to 1
- 4.9 Mt of spent ore (previously leached material), at a grade of 0.85 g/t Au.

? Production starting in Q1 2009

? Production of 1.5 Mt milled per year (4,200 tonnes per day) for the first 5.5 years, consisting of 3,500 tpd open pit ore, plus 700 tpd spent ore

? Production of 1.8 Mt milled per year (5,000 tonnes per day) for two additional years, consisting entirely of spent ore

? Mill recovery is 90% for open pit ore, and 80% for spent ore

? Gold price declining from near-current prices to long-term forecasts over time

- $800 per ounce for 2009 to 2011, and
- $750 per ounce thereafter.

? Mine life capital totals $46.8 million, consisting of

- $12.8 million in sunk costs, as of January 31, 2008
- $28.4 million in pre-production capital
- $5.6 million in sustaining capital over the entire mine life

? Average operating cost over the mine life is $17.61 per tonne milled

? Average cash cost over the mine life is $441 per ounce, not including taxes and royalties

- $405 per ounce for 2009 to 2013 (open pit mining)
- $580 per ounce for 2014 to 2013 (processing of spent ore)

Based on the stated assumptions, net present values and internal rates of return using base case and approximate current spot prices for gold are as follows:

ECONOMIC FORECAST RESULTS

Item	Units	Base Case	Spot Case
Average Gold Price	$/oz	767	900
Total Project NPV@5%	$ millions	51.3	90.3
Total Project IRR	%	34.3%	48.8%
Going Forward NPV@5%	$ millions	66.7	107.6
Going Forward IRR	%	62.0%	85.4%

Orosi Mineral Reserve and Mineral Resource Estimates

Mineral Reserve and Mineral Resource estimates were prepared by Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA"). Mineral Reserves consist of open pit designs for an expansion of the existing Mojon pit, new pits in the Crimea and Santa Maria areas, and spent ore sources included in the Life of Mine Plan.

MINERAL RESERVE ESTIMATE - JANUARY 31, 2008

Location	Probable Reserves		
	'000 t	g/t Au	oz Au
Mojón	2,978	1.66	158,700
Crimea	2,210	1.98	140,500
Santa Mariá	917	2.56	73,400
Spent Ore	4,912	0.85	134,900
TOTAL	**11,017**	**1.44**	**509,500**

Notes:

1. CIM definitions were followed for Mineral Reserves.
2. Mineral Reserves were estimated at a block cut-off grade of 0.72 g/t Au.
3. Mineral Reserves were estimated at an average long-term gold price of US$625/oz.
4. A selective mining unit of 6.25 m x 6.25 m x 6.00 m was used, with grades diluted to full blocks of that size.
5. Numbers may not add due to rounding.

Mineral Resources were estimated exclusive of (in addition to) Mineral Reserves. They consist of small amounts of Inferred Resources within the reserve pit design, Indicated and Inferred Resources outside the reserve pit design, and spent ore resources that have been classified as Inferred.

MINERAL RESOURCE ESTIMATE - JANUARY 31, 2008

Location	Indicated Resources			Inferred Resources		
	'000 t	g/t Au	oz Au	'000 t	g/t Au	oz Au
Mojón	2,311	1.36	101,200	76	1.46	3,600
Crimea	1,629	1.56	81,900	147	1.65	7,800
Santa Mariá	187	2.90	17,400	7	2.27	500
Spent Ore				3,140	0.70	70,700
TOTAL	**4,126**	**1.51**	**200,400**	**3,371**	**0.76**	**82,600**

Notes:

1. CIM definitions were followed for Mineral Resources.
2. Mineral Resources were constrained within a preliminary open pit shell.
3. Mineral Resources were estimated at a cut-off grade of 0.56 g/t Au.
4. Mineral Resources were estimated at an average long-term gold price of US$800/oz.
5. Numbers may not add due to rounding.

Qualified Persons

Graham Speirs, P. Eng., COO for Central Sun Mining, is the Qualified Person responsible for the disclosure as defined by NI 43-101. The internal quality control information were reviewed and verified by Mr. Speirs. Mr. Speirs has read and approved this news release.

Jason Cox, P. Eng., Supervisor of Mine Engineering for Scott Wilson RPA, is the Qualified Person with overall responsibility for the disclosure of Feasibility Study economic results, and Mineral Reserve estimates, as defined by NI 43-101. Mr. Cox has read and approved this news release.

About Central Sun Mining

The Company is a growing gold producer with mining and exploration activities focused in Nicaragua. The Company operates the Limon Mine in Nicaragua and is converting the Orosi Mine in Nicaragua to conventional milling to increase the annual gold output. It also holds an option to acquire a 100% interest in the Mestiza gold property which is located 70 kilometres east of the Limon Mine. The Company is focused on efficient and productive mining practices to establish high quality and cost effective operations. Central Sun Mining is committed to growth by optimizing current operations, expanding mineral reserves and resources at existing mines as well as exploring its extensive land holdings.

For further information, please contact:

Andre Bharti, Investor Relations
CENTRAL SUN MINING INC.
(416) 860-0919; ir@centralsun.ca

Cautionary Note Regarding Forward-Looking Statements: This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the completion of the Company's new strategic plan, the future financial or operating performance

CENTRAL SUN
MINING INC.

NEWS RELEASE

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE
May 14, 2008

TSX: CSM, CSM.WT
AMEX: SMC

CENTRAL SUN REPORTS FIRST QUARTER 2008 FINANCIAL RESULTS

Central Sun Mining Inc. reports its financial results for the three months ended March 31, 2008 (currency figures in U.S. dollars). The consolidated financial statements along with management's discussion and analysis are available for viewing on the Central Sun website at www.centralsun.ca. The documents have been filed with SEDAR (www.sedar.com) and should be available on SEDAR no later than 24 hours from dissemination of this release.

The following are highlights of financial results for the first quarter 2008 (Q1 2008) compared to results for the first quarter 2007 (Q1 2007). The operating results for Q1 2008 reflect only the Limon Mine compared to three mines in Q1 of 2007. The Orosi Mill Project development costs have been charged to income as these are prior to the receipt of a positive feasibility study.

- The Q1 2008 results reflect operations from only the Limon Mine whereas in Q1 2007 results of operations included the Company's Bellavista, Orosi and Limon mines. This had the following impact:
    - Revenue decreased 39% to $12.3 million in Q1 2008 compared to revenue of $20.3 million in Q1 2007,
    - Gold sales decreased 57% to 13,524 ounces in Q1 2008 compared to 31,134 ounces in Q1 2007
    - Gold production decreased 69% to 9,844 ounces in Q1 2008 compared to 31,801 ounces in Q1 2007
    - Income from mining operations increased 439% to $4,075,000 in Q1 2008 compared to $756,000 in Q1 2007
    - Cash operating costs per ounce of gold sold increased to $502 per ounce in Q1 2008 compared to $470 per ounce in Q1 2007
- Orosi Mill Project is on target for Q1 2009 completion with $4,423,000 spent in Q1 2008 ($4,216,000 expensed and $207,000 capitalized)

- Loss in Q1 2008 was $5.0 million, or $0.08 per share compared to a $1.2 million, or $0.03 per share
- Cash used in operations totalled $3.3 million in Q1 2008 compared to $5.4 million generated in Q1 2007
- Cash on hand totalled $12.2 million as at March 31, 2008 compared to $16.8 million as at December 31, 2007

Consolidated Statements of Operations (Unaudited)
(US Dollars and shares in thousands, except per share amounts)

	Three months ended March 31	
	2008	**2007**
Sales	$ 12,310	$ 20,297
Cost of sales	6,786	14,639
Royalties and production taxes	702	856
Depreciation and depletion	597	3,980
Accretion expense	150	66
	8,235	19,541
Income from mining operations before the undernoted items	4,075	756
Expenses and other income		
General and administrative	1,296	1,371
Orosi Mine - Mill Project	4,216	-
Care and maintenance	1,214	-
Stock based compensation	1,132	366
Exploration	1,061	417
Other (income) expense	178	(253)
	9,097	1,901
Loss from continuing operations	(5,022)	(1,145)
Loss from discontinued operations, net of tax	-	(28)
Net loss for the period	$ (5,022)	$ (1,173)
Loss per share from continuing operations – basic and diluted	$ (0.08)	$ (0.03)
Income per share from discontinued operations, net of tax – basic and diluted	-	-
Loss per share – basic and diluted	$ (0.08)	$ (0.03)
Weighted average number of shares issued and outstanding	59,337	34,396

Limon Mine

The first quarter gold sales established a good start to the year and puts the Company on track to reach its 2008 sales and production targets of 45,000 ounces from the Limon Mine.

- Income from mining operations at Limon totalled $4.2 million in Q1 2008 compared to $1.0 million in Q1 2007
- Gold sold during Q1 2008 totalled 13,524 ounces (Q1/07: 8,513 ounces) at a cash operating cost per ounce sold of $502 (Q1/07: $453)
- The mine generated total revenue of $12.3 million (Q1/07: $5.6 million) on an average realized gold price of $910 per ounce (Q1/07: $654).

"When you compare the Limon Mine's performance in Q1 2008 compared to Q1 2007, we see improvements in almost every aspect. Our gold sales have increased significantly to 13,524 ounces in Q1 2008 as compared to 8,513 in Q1 2007, with actual sales numbers reaching $12.3 million in Q1 2008 compared to $5.6 million in Q1 2007," said Peter Tagliamonte, President and CEO. "The Orosi Mill project is progressing well. With a positive feasibility study on this project now completed, we are in a position to keep the project on a "fast track" for completion in Q1 of 2009."

About Central Sun Mining Inc.

The Company is a growing gold producer with mining and exploration activities focused in Nicaragua. The Company operates the Limon Mine in Nicaragua and is converting the Orosi Mine in Nicaragua to conventional milling to increase the annual gold output. It also holds an option to acquire a 100% interest in the Mestiza gold property which is located 70 kilometres east of the Limon Mine. The Company is focused on efficient and productive mining practices to establish high quality and cost effective operations. Central Sun Mining is committed to growth by optimizing current operations, expanding mineral reserves and resources at existing mines, exploring its extensive land holdings and seeking strategic mergers or acquisitions in the Americas.

For further information, please contact:

Andre Bharti, Investor Relations
CENTRAL SUN MINING INC.
(416) 860-0919; ir@centralsun.ca

Cautionary Note Regarding Forward-Looking Statements: This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the completion of the Company's new strategic plan, the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, outcome, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war;

delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "General Development of the Business – Risks of the Business" in the Company's annual information form for the year ended December 31, 2007 on file with the securities regulatory authorities in Canada and the Company's Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources

The information presented uses the terms "measured", "indicated" and "inferred" mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize these terms. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally minable.

NEWS RELEASE

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE
May 14, 2008

TSX: CSM, CSM.WT
AMEX: SMC

CENTRAL SUN APPOINTS NEW SENIOR MANAGEMENT POSITIONS

Central Sun Mining Inc. is pleased to announce the addition of three new senior individuals to the Company's management team. With these latest appointments, Central Sun has strengthened the Company's operational support team and added additional depth and experience to its operations in the Americas.

Dale Craig, P.Eng. Appointed General Manager, Orosi Mine

Mr. Craig is a graduate of Michigan Technological University (B.Eng.), University of Toronto (B.Sc.), and Haileybury School of Mines, and is a Registered Professional Engineer.

Mr. Craig has 10 years of extensive engineering and operating experience in open pit gold mining, and over 20 years in the mining industry. Mr. Craig has been associated with gold mines in North America, South America and Asia, including two successful mine/construction and startup projects. He has worked in climates ranging from rainforest to arctic, and locations varying from tidewater lowlands to high Andes.

Most recently, Mr. Craig was Mine Superintendent for Lagunas Norte Mine, a Barrick Gold operation located in North Central Peru and Barrick's lowest-cost gold mine, with annual production of over one million ounces per year. Mr. Craig has been with Barrick since September of 2004, when he joined to participate in the construction and operation of Lagunas Norte Mine.

Jennifer Wagner, LL.B. Appointed Corporate Secretary and General Counsel

Ms. Wagner is a corporate-securities lawyer, having previously practiced with a major Canadian law firm in Toronto. She brings a developed expertise in the area of securities law, with a

particular emphasis on the mining sector. Ms. Wagner was called to the bar in Ontario and received her Bachelor of Laws from the University of Windsor.

Jaime Ticona C.A., Appointed V.P. Finance, Central America

Mr. Ticona brings 21 years of experience in the mining industry to his new role as the Vice President of Finance, Central America. He has worked in several Latin American countries including Chile, Bolivia, Peru, Honduras and Nicaragua; in various capacities including Accounting, Cost Control, Project Cost Control, Controller, Financing, and Treasurer. Mr. Ticona has worked for several international companies including, since 2006, Yamana Gold Inc.

"It is with great pleasure that I welcome this team of professionals to Central Sun," said Peter Tagliamonte, President and Chief Executive Officer. "Mr. Craig is an accomplished and highly regarded mining engineer who brings extensive experience to his new position as General Manager of the Orosi Mine. Both Ms. Wagner and Mr. Ticona will contribute greatly to Central Sun with the legal and financial expertise they bring to our team. We look forward to their contributions to building an even stronger Central Sun team."

About Central Sun Mining

The Company is a growing gold producer with mining and exploration activities focused in Nicaragua. The Company operates the Limon Mine in Nicaragua and is converting the Orosi Mine in Nicaragua to conventional milling to increase the annual gold output. It also holds an option to acquire a 100% interest in the Mestiza gold property which is located 70 kilometres east of the Limon Mine. The Company is focused on efficient and productive mining practices to establish high quality and cost effective operations. Central Sun Mining is committed to growth by optimizing current operations, expanding mineral reserves and resources at existing mines, exploring its extensive land holdings and seeking strategic mergers or acquisitions in the Americas.

For further information, please contact:

Andre Bharti, Investor Relations
CENTRAL SUN MINING INC.
(416) 860-0919; ir@centralsun.ca

Cautionary Note Regarding Forward-Looking Statements: This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the completion of the Company's new strategic plan, the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, outcome, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war, delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "General Development of the Business – Risks of the Business" in the Company's annual information form for the year ended December 31, 2007 on file with the securities regulatory authorities in Canada and the Company's Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events

could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources:

The information presented uses the terms "measured", "indicated" and "inferred" mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize these terms. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

CENTRAL SUN
MINING INC.

NEWS RELEASE

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE
August 13, 2008

TSX: CSM, CSM.WT
AMEX: SMC

CENTRAL SUN REPORTS SECOND QUARTER 2008 FINANCIAL RESULTS

Central Sun Mining Inc. ("Central Sun" or the "Company") reports its financial results for the six months ended June 30, 2008 (currency figures in U.S. dollars). The consolidated financial statements along with management's discussion and analysis are available for viewing on the Central Sun website at www.centralsun.ca. The documents have been filed with SEDAR (www.sedar.com) and should be available on SEDAR no later than 24 hours from dissemination of this release.

Note: A conference call for analysts and investors is scheduled for Thursday, August 14, 2008 at 11:00 a.m. Eastern (Toronto time).

The following are highlights of financial results for the second quarter 2008 (Q2 2008) compared to results for the second quarter 2007 (Q2 2007). The operating results for Q2 2008 reflect only the Limon Mine compared to the two operating mines in Q2 of 2007. All expenditures incurred prior to April 30, 2008 on the Orosi Mill Project development costs have been charged to income as these were prior to the receipt of a positive feasibility study.

- The Q2 2008 results reflect operations from only the Limon Mine whereas in Q2 2007 results of operations included the Company's Bellavista and Limon mines. This had the following impact:
    - Revenue decreased 48% to $7.4 million in Q2 2008 compared to revenue of $14.3 million in Q2 2007
    - Gold sales decreased 61% to 8,351 ounces in Q2 2008 compared to 21,490 ounces in Q2 2007
    - Gold production decreased 54% to 9,302 ounces in Q2 2008 compared to 20,340 ounces in Q2 2007

- Income from mining operations decreased 4% to $1,434,000 in Q2 2008 compared to $1,491,000 in Q2 2007
- Cash operating costs per ounce of gold sold increased to $595 per ounce in Q2 2008 compared to $451 per ounce in Q2 2007

- Loss in Q2 2008 was $5.9 million, or $0.10 loss per share compared to a $3.3 million profit, or $0.09 profit per share in Q2 2007. The Q2 2008 loss includes a $2.6 million expense item for the Orosi Mill Project, expenses incurred to April 30, 2008, prior to receipt of a positive feasibility study
- Cash used in operations totalled $6.8 million in Q2 2008 compared to $1.5 million used in Q2 2007

The following are highlights of financial results for the six months ended June 30 (Q2 2008 YTD) compared to results for the six months ended June 30 2007 (Q2 2007 YTD). The operating results for Q2 2008 YTD reflect only the Limon Mine compared to three operating mines in Q1 of 2007 and two operating mines in Q2 2007. All expenditures, other than the cost of physical assets, incurred prior to April 30, 2008 on the Orosi Mill Project have been charged to income as these were prior to the receipt of a positive feasibility study.

- The Q2 2008 YTD results reflect operations from only the Limon Mine whereas in Q2 2007 YTD results of operations included the Company's Bellavista, Orosi and Limon mines in Q1 2007 and the Bellavista and Limon mines in Q2 of 2007. This had the following impact:
  - Revenue decreased 43% to $19.7 million in Q2 2008 YTD compared to revenue of $34.6 million in Q2 2007 YTD
  - Gold sales decreased 58% to 21,875 ounces in Q2 2008 YTD compared to 52,624 ounces in Q2 2007 YTD
  - Gold production decreased 63% to 19,146 ounces in Q2 2008 YTD compared to 52,141 ounces in Q2 2007 YTD
  - Income from mining operations increased 150% to $5.5 million in Q2 2008 YTD compared to $2.2 million in Q2 2007 YTD
  - Cash operating costs per ounce of gold sold increased to $538 per ounce in Q2 2008 YTD compared to $463 per ounce in Q2 2007 YTD
- Loss in Q2 2008 YTD was $10.95 million, or $0.18 loss per share compared to a $2.1 million profit, or $0.06 profit per share in Q2 2007 YTD
- Cash used in operations totalled $10.1 million in Q2 2008 YTD compared to $3.9 million generated in Q2 2007 YTD
- Cash on hand totalled $3.5 million as at June 30, 2008 compared to $16.8 million as at December 31, 2007
- Orosi Mill Project is on target for Q1 2009 completion. A total of $20,002,000 has been spent on the project to June 30, 2008 of which $10,470,000 has been capitalized and $9,532,000 has been expensed since the project start in Q1 of 2007.

In June of 2008 the company secured a temporary bridge loan facility of $8,000,000. The facility was drawn down in two equal tranches of $4,000,000 in July and August of 2008 and matures 120 days after draw-down. The Company is currently working on securing a permanent term loan or other financing on the project which will be required to complete the Orosi Mill Project.

Consolidated Statements of Operations (Unaudited)
(US Dollars and shares in thousands, except per share amounts)

	Note	Three months ended June 30 2008	Three months ended June 30 2007	Six months ended June 30 2008	Six months ended June 30 2007
Sales		$ 7,382	$ 14,313	$ 19,692	$ 34,610
Cost of sales		4,972	9,700	11,758	24,339
Royalties and production taxes		461	629	1,163	1,485
Depreciation and depletion		367	2,426	964	6,406
Accretion expense	11	148	67	298	133
		5,948	12,822	14,183	32,363
Income from mining operations before the under noted items		1,434	1,491	5,509	2,247
Expenses and other income					
General and administrative		1,515	1,308	2,811	2,579
Orosi Mine - Mill Project		2,573	141	6,789	241
Care and maintenance		1,118	765	2,332	765
Stock based compensation	15	1,079	297	2,211	663
Exploration		1,332	536	2,393	953
Other income	3	(250)	(6,777)	(72)	(7,030)
		7,367	(3,730)	16,464	(1,829)
(Loss) income from continuing operations, before taxes		(5,933)	5,221	(10,955)	4,076
Income tax expense		-	(1,865)	-	(1,865)
(Loss) income from continuing operations, after taxes		(5,933)	3,356	(10,955)	2,211
Loss from discontinued operations, net of taxes	10	-	(96)	-	(124)
Net (Loss) income for the period		$ (5,933)	$ 3,260	$ (10,955)	$ 2,087
Loss per share from continuing operations – basic and diluted		$ (0.10)	$ 0.10	$ (0.18)	$ 0.06
Loss per share from discontinued operations, net of tax – basic and diluted		-	(0.00)	-	(0.00)
(Loss) income per share – basic and diluted		$ (0.10)	$ 0.09	$ (0.18)	$ 0.06
Weighted average number of shares outstanding		59,399	34,467	59,368	34,432

Limon Mine

Gold sold in the first six months of the year totalled 21,875 ounces which is 2,404 ounces ahead of the 19,471 ounces sold in the first six months of 2007. Gold sold in the second quarter 2008 was 8,351 ounces compared to 10,958 in the second quarter of 2007 a reduction of 2,607 ounces. The gold sales in the second quarter of 2008 were negatively impacted by approximately 21 lost production days due to work stoppages, hurricane Alma and national power grid outages resulting from the storm. The Company believes it will make up this lost production during the rest of 2008 and achieve its 2008 sales and production targets of 45,000 ounces from the Limon Mine.

"Central Sun has continued to make steady progress on many fronts. The Orosi Mill Project feasibility was completed showing positive economics. The construction of the Orosi Mill and facilities has continued on a fast track and remains on schedule for the Orosi Mine to be back in production by the end of the first quarter of 2009. Our Limon Mine while making excellent progress in many areas particularly by increasing the recoveries in the milling process to 86% recoveries from the historical 82% was negatively impacted by labour difficulties and hurricane Alma" said Peter Tagliamonte, President and CEO. "We are also very encouraged by the results we have been getting from the exploration at both the Limon Mine and the Orosi Mine and the identification of significant geophysical anomalies that we have started to test with a diamond drill campaign".

Conference call

Central Sun has scheduled a conference call for analysts and investors on Thursday, August 14, 2008 at 11:00 a.m. (Eastern) to discuss its second quarter 2008 results and provide an update on its exploration and operations activities.

Messrs. Peter Tagliamonte, President and Chief Executive Officer; Bill Pearson, Executive Vice President, Exploration; Graham Speirs, Chief Operating Officer and Denis Arsenault, Chief Financial Officer will be available to answer questions during the call.

To participate in the conference call, please dial 416-695-9753 or 1-888-818-4097 about five minutes prior to the start of the call.

A live audio webcast of the conference call will be available at www.centralsun.ca.

An archived recording of the call will be available at 416-695-5800 or 1-800-408-3053 (Passcode 3268759#) until August 21, 2008 11:59 p.m. An archived recording of the webcast will also be available on the Company's website.

About Central Sun Mining Inc.

The Company is a growing gold producer with mining and exploration activities focused in Nicaragua. The Company operates the Limon Mine in Nicaragua and is converting the Orosi Mine in Nicaragua to conventional milling to increase the annual gold output. It also holds an option to acquire a 100% interest in the Mestiza gold property which is located 70 kilometres east of the Limon Mine. The Company is focused on

efficient and productive mining practices to establish high quality and cost effective operations. Central Sun Mining is committed to growth by optimizing current operations, expanding mineral reserves and resources at existing mines, exploring its extensive land holdings and seeking strategic mergers or acquisitions in the Americas.

For further information, please contact:

Peter W.Tagliamonte, President and Chief Executive Officer or
Denis C. Arsenault, Chief Financial Officer
CENTRAL SUN MINING INC.
(416) 860-0919; ir@centralsun.ca

Cautionary Note Regarding Forward-Looking Statements: This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the completion of the Company's new strategic plan, the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, outcome, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "General Development of the Business – Risks of the Business" in the Company's annual information form for the year ended December 31, 2007 on file with the securities regulatory authorities in Canada and the Company's Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources:
The information presented uses the terms "measured", "indicated" and "inferred" mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize these terms. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

CENTRAL SUN
MINING INC.

NEWS RELEASE

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE
October 16, 2008

TSX: CSM, CSM.WT
AMEX: SMC

CENTRAL SUN UPDATE ON DEBT FINANCING OF OROSI PROJECT

Central Sun Mining Inc. ("Central Sun" or the "Company") announces that the proposed US$22.5 million term loan facility (see Press Release dated September 10, 2008) has been declined by the financial institution. Recent conditions in the global financial markets which have deteriorated significantly resulted in the loan being declined.

Peter Tagliamonte, President and CEO commented, "Central Sun is disappointed that the financial institution was unable, due to the current global financial situation, to lend to the Orosi project. We are in the process of implementing our backup plan of action and will be explaining this to the market by press release in the coming days."

About Central Sun Mining Inc.

The Company is a growing gold producer with mining and exploration activities focused in Nicaragua. The Company operates the Limon Mine in Nicaragua and is converting the Orosi Mine in Nicaragua to conventional milling to increase the annual gold output. It also holds an option to acquire a 100% interest in the Mestiza gold property which is located 70 kilometres by road east of the Limon Mine. The Company is focused on efficient and productive mining practices to establish high quality and cost effective operations. Central Sun Mining Inc. is committed to growth by optimizing current operations, expanding mineral reserves and resources at existing mines, exploring its extensive land holdings and seeking strategic mergers or acquisitions in the Americas.

For further information, please contact:

Peter W. Tagliamonte, President and CEO or Denis C. Arsenault, CFO
CENTRAL SUN MINING INC.
(416) 860-0919; ir@centralsun.ca

Cautionary Note Regarding Forward-Looking Statements: This news release contains certain "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995, and "forward-looking information" under similar Canadian legislation, concerning the business, operations and financial performance and condition of the Company. Forward-looking statements and risk factors include, but are not limited to, statements with respect to the implementation of the Company's strategic plan; the future financial or operating performance of the Company, its subsidiaries and its projects; the future

price of gold; expectation that the Orosi Mill feasibility study will be positive; capital requirements for completion of the Orosi Mill project; successful implementation of the Orosi Mill project; the estimated Orosi Mill recovery rates; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; operating and exploration expenditures; mining or processing issues; costs and timing of the development of new deposits; costs, timing and success of future exploration; government regulation of mining operations; permitting time lines and permitting; labour disruptions; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage; and the timing and possible outcome of pending litigation and regulatory matters. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "anticipates" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are based on the opinions and estimates of the Company as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "General Development of the Business – Risks of the Business" in the Company's annual information form for the year ended December 31, 2007 on file with the securities regulatory authorities in Canada and the Company's Form 40-F on file with the Securities and Exchange Commission in Washington, D.C.. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CENTRAL SUN
MINING INC.

NEWS RELEASE

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE
Toronto, Ontario - October 20, 2008

TSX: CSM, CSM.WT
AMEX: SMC

CENTRAL SUN CORPORATE STRATEGY UPDATE

Central Sun Mining Inc. ("Central Sun" or the "Company") is pleased to provide the following update with respect to the corporate strategy and vision for the Company.

Central Sun is a producing gold mining company which currently operates the cash flow positive Limon Mine in Nicaragua. The Company also owns the Orosi Mine which is in the final stages of construction which was expected to be completed and operating at the end of the first quarter of 2009. To date the Company has spent approximately US$31million of the required US$47 million to complete the project.

Central Sun had previously entered into a non-binding term sheet with an international bank with respect to a US$22.5 million debt financing to complete the Orosi Mine Expansion Project. Due to the current global financial situation, the banking institution was unable to proceed with the debt financing.

In order to react expeditiously to this unexpected situation, the Company will be implementing the following strategy:

- The company is continuing active discussions with various other financial institutions with respect to debt financing for the project including ongoing discussions with our current bridge loan lenders.
- The Orosi Mine Expansion Project will be temporarily suspended in order to facilitate a quick reactivation once the required funding is secured.
- The Company will continue to operate the cash flow positive Limon Mine in an efficient manner.
- The Company will implement various cost cutting reductions throughout its activities, where necessary.

Peter Tagliamonte, President and CEO commented, "Central Sun has unfortunately been negatively impacted by the current financial situation. We are fortunate to have a cash flow positive Limon mine that will support the company's normal activities as we temporarily cease capital expenditures on the Orosi Mine project. We continue to work diligently to secure the required funding to restart and complete the Orosi Mine Expansion Project. We are confident that we will be successful, as the Orosi Mine Project is very advanced with approximately 6 to 7 months remaining to bring the mine back into operation at a production rate of 80,000 ounces per year. Central Sun has had excellent exploration success this year at both the Limon and Orosi mines and we will be providing a year end exploration update in the upcoming weeks. The necessity to suspend the Orosi Project is a disappointing decision that had to be made but we have a strong and dedicated team that will manage Central Sun through this challenging period."

About Central Sun Mining Inc.

The Company is a growing gold producer with mining and exploration activities focused in Nicaragua. The Company operates the Limon Mine in Nicaragua and is converting the Orosi Mine in Nicaragua to conventional milling to increase the annual gold output. It also holds an option to acquire a 100% interest in the Mestiza gold property which is located 70 kilometres by road east of the Limon Mine. The Company is focused on efficient and productive mining practices to establish high quality and cost effective operations. Central Sun Mining Inc. is committed to growth by optimizing current operations, expanding mineral reserves and resources at existing mines, exploring its extensive land holdings and seeking strategic mergers or acquisitions in the Americas.

For further information, please contact:

Peter W. Tagliamonte, President and CEO or Denis C. Arsenault, CFO
CENTRAL SUN MINING INC.
(416) 860-0919; ir@centralsun.ca

Cautionary Note Regarding Forward-Looking Statements: This news release contains certain "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995, and "forward-looking information" under similar Canadian legislation, concerning the business, operations and financial performance and condition of the Company. Forward-looking statements and risk factors include, but are not limited to, statements with respect to the implementation of the Company's strategic plan; the future financial or operating performance of the Company, its subsidiaries and its projects; the future price of gold; expectation that the Orosi Mill feasibility study will be positive; capital requirements for completion of the Orosi Mill project; successful implementation of the Orosi Mill project; the estimated Orosi Mill recovery rates; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; operating and exploration expenditures; mining or processing issues; costs and timing of the development of new deposits; costs, timing and success of future exploration; government regulation of mining operations; permitting time lines and permitting; labour disruptions; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage; and the timing and possible outcome of pending litigation and regulatory matters. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "anticipates" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are based on the opinions and estimates of the Company as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "General Development of the Business – Risks of the Business" in the Company's annual information form for the year ended December 31, 2007 on file with the securities regulatory authorities in Canada and the Company's Form 40-F on file with the Securities and Exchange Commission in Washington, DC.. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Central Sun Mining Inc.
6 Adelaide Street East, Suite 500
Toronto, Ontario
M5C 1H6

Item 2 Date of Material Change

October 16, 2008 and October 20, 2008

Item 3 News Release

News releases were issued by the Company on October 16, 2008 and October 20, 2008 and subsequently filed on SEDAR.

Item 4 Summary of Material Change

Central Sun Mining Inc. ("Central Sun" or the "Company") announced on October 16, 2008 and October 20, 2008 that due to current global financial conditions, the financial institution with which the Company had previously entered into a non-binding term sheet regarding a US$22.5 million debt financing, was unable to proceed with the debt facility.

The Company also announced on October 20, 2008 that the Orosi Mine expansion project (the "Orosi Mine Expansion Project") would be temporarily suspended and that the Company was in the process of continuing its active discussions with various other financial institutions in order to secure alternative forms of funding for the project.

Item 5 Full Description of Material Change

Central Sun is a producing gold mining company which currently operates the cash flow positive Limon Mine in Nicaragua. The Company also owns the Orosi Mine which is in the final stages of construction which was expected to be completed and operating at the end of the first quarter of 2009. To date the Company has spent approximately US$31 million of the required US$47 million to complete the Orosi Mine Expansion Project.

Central Sun had previously entered into a non-binding term sheet with an international bank with respect to a US$22.5 million debt financing to complete the Orosi Mine Expansion Project. Due to the current global financial situation, the banking institution was unable to proceed with the debt financing.

In order to react expeditiously to this unexpected situation, the Company will be implementing the following strategy:

- The company is continuing active discussions with various other financial institutions with respect to debt financing for the project including ongoing discussions with our current bridge loan lenders.

- Orosi Mine Expansion Project will be temporarily suspended in order to facilitate a quick reactivation once the required funding is secured.
- The Company will continue to operate the cash flow positive Limon Mine in an efficient manner.
- The Company will implement various cost cutting reductions throughout its activities, where necessary.

Cautionary Note Regarding Forward-Looking Information: This news release contains certain "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995, and "forward-looking information" under similar Canadian legislation, concerning the business, operations and financial performance and condition of the Company. Forward-looking statements and risk factors include, but are not limited to, statements with respect to the implementation of the Company's strategic plan; the future financial or operating performance of the Company, its subsidiaries and its projects; the future price of gold; expectation that the Orosi Mill feasibility study will be positive; capital requirements for completion of the Orosi Mill project; successful implementation of the Orosi Mill project; the estimated Orosi Mill recovery rates; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; operating and exploration expenditures; mining or processing issues; costs and timing of the development of new deposits; costs, timing and success of future exploration; government regulation of mining operations; permitting time lines and permitting; labour disruptions; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage; and the timing and possible outcome of pending litigation and regulatory matters. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "anticipates" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are based on the opinions and estimates of the Company as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "General Development of the Business - Risks of the Business" in the Company's annual information form for the year ended December 31, 2007 on file with the securities regulatory authorities in Canada and the Company's Form 40-F on file with the Securities and Exchange Commission in Washington, D.C.. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Peter Tagliamonte, President and CEO, (416) 860-0919 x.228

Item 9 Date of Report
October 27, 2008

CENTRAL SUN MINING INC.

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

1. **Name and Address of Company**

Central Sun Mining Inc.
6 Adelaide Street East, Suite 500
Toronto, Ontario
M5C 1H6

2. **Date of Material Change**

December 24, 2008

3. **News Release**

A news release was issued by the Company on December 24, 2008 and subsequently filed on SEDAR.

4. **Summary of Material Change**

Linear Gold Corp. ("Linear Gold") and Central Sun Mining Inc. ("Central Sun or CSM") announced their Business Combination.

5. **Full Description of Material Change**

Linear Gold and Central Sun have signed a letter agreement whereby Linear Gold will acquire all of the outstanding common shares of Central Sun in exchange for common shares of Linear Gold (the "Transaction"). Pursuant to the Transaction, CSM shareholders will receive 0.4 Linear Gold common shares for each CSM common share held.

Upon completion of the Transaction, Linear Gold will have approximately 53.2 million common shares issued and outstanding, with former Central Sun shareholders holding approximately 48% of the issued and outstanding common shares of the combined company.

The Transaction will be subject to approval of the shareholders of CSM. The Board of Directors of Central Sun has determined to recommend that CSM shareholders vote in favour of the Transaction. In addition, the Central Sun directors have indicated that they intend to vote their CSM shares in favour of the Transaction.

The Transaction is expected to be structured as a plan of arrangement between Central Sun and a newly formed, wholly-owned subsidiary of Linear Gold. Under the terms of the Transaction, CSM shareholders will receive 0.4 common shares of Linear Gold for each common share of Central Sun held. Each outstanding Central Sun convertible security will become exercisable for Linear Gold common shares based on the exchange ratio and resulting price adjustment. Under certain circumstances, prior to closing, Linear Gold shareholders will be entitled to receive up to 7.5 million warrants of Linear Gold exercisable at $1.00 per share and expiring in 24 months. The Board of Directors of the combined company will be comprised of three representatives of Linear Gold and three representatives of Central Sun. Wade Dawe shall be appointed as

Chairman and Peter Tagliamonte will be appointed as President and Chief Executive Officer of Linear Gold.

Linear Gold has entered into lock-up agreements with CSM officers, directors and shareholders who hold approximately 10.5% of the outstanding CSM common shares, pursuant to which they have agreed to vote in favour of the Transaction on the terms proposed above, subject to certain conditions.

The letter agreement includes a commitment by Central Sun not to solicit alternative transactions to the proposed Transaction. Linear Gold has also been provided with certain other rights customary for a transaction of this nature, including the right to match competing offers made to CSM. The Letter Agreement also provides for a break fee of CDN$1,000,000 to be payable to Central Sun or Linear Gold in certain circumstances.

The Transaction is subject to the parties entering into a definitive agreement by January 29, 2009 and the receipt of all necessary regulatory approvals and necessary shareholder approvals at special meeting(s) to be held no later than April 30, 2009. Closing of the Transaction is set to occur by no later than May 31, 2009.

The parties have agreed that the shareholders of the combined company will consider a special resolution changing the name of the combined company to Central Sun Mining Corp., at its first annual general meeting.

See the joint press release issued on December 24, 2008 and the copy of the letter agreement filed on SEDAR with this report and dated December 24, 2008 between Central Sun and Linear Gold with respect to the transaction for further information.

Central Sun has extended the term of its US$8 million bridge loan to March 9, 2009 with an option to extend to June 8, 2009. In consideration for such extensions, CSM has agreed to pay a cash fee and to issue 1,000,000 CSM common shares. In addition, CSM has agreed to amend 300,000 currently outstanding common share purchase warrants held by the lender to change the exercise price of CDN$1.99 per share to CDN$0.14 per share. Extending the loan to June 8, 2009 would require an additional cash fee and the issuance of an additional 1,000,000 CSM common shares. The lender is an arm's-length party of CSM.

Cautionary Note Regarding Forward-Looking Information This report contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the future financial or operating performance of Linear Gold and Central Sun and its projects, statements regarding exploration prospects, statements regarding synergies and financial impact of the proposed transaction, the terms and conditions of the transaction, the benefits of the proposed transaction, the identification of mineral reserves and resources, costs of and capital for exploration and development projects, exploration and development expenditures, timing of future exploration and development activities, expected production, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is based on various assumptions and on the best estimates of CSM or Linear Gold, as the case may be, as of the date hereof, and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company (and the company resulting from the successful completion of the proposed transaction) to be materially different from those expressed or implied by such forward-looking information, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; delay or failure to

receive board or regulatory approvals; timing and availability of external financing on acceptable terms; the business of Linear Gold and Central Sun not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the potential benefits of the proposed transaction; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of mineral prices; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and, delays in obtaining governmental approvals or required financing or in the completion of activities, and as well as those risks identified under "Risk Factors" disclosure sections in the documents filed under the profile of SEDAR by CSM and/or Linear from time to time. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

6. **Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Executive Officer**

Peter Tagliamonte, President and CEO, (416) 860-0919 x228

9. **Date of Report**

December 24, 2008

CENTRAL SUN MINING INC.

LINEAR GOLD CORP

NEWS RELEASE

CENTRAL SUN MINING INC & LINEAR GOLD CORP

FOR IMMEDIATE RELEASE
January 5, 2009

TSX: CSM, CSM.WT
AMEX: SMC
TSX: LRR

MERGER OF LINEAR GOLD CORP WITH CENTRAL SUN MINING INC.- CONFERENCE CALL/WEBCAST WITH SLIDESHOW ON TUESDAY, JANUARY 6 AT 2 P.M. EASTERN

Central Sun Mining Inc. ("Central Sun" or the "Company") and Linear Gold Corp has scheduled a conference call for analysts and investors on Tuesday, January 6, 2009 at 2 p.m. (Eastern) to provide an update on the merger details.

Messrs. Peter Tagliamonte, President and Chief Executive Officer of Central Sun Mining Inc.; Wade Dawe, President and Chief Executive Officer of Linear Gold Corp; Stan Bharti, CEO of Forbes & Manhattan and Board of directors member; Denis Arsenault, Chief Financial Officer of Central Sun Mining Inc. and Helen Bilhete, Director of Investor Relations for Linear Gold Corp will be available to answer questions during the call.

Conference Call and Slideshow
To listen-in on the conference call while viewing the slideshow, please visit www.centralsun.ca or www.lineargoldcorp.com and follow the link beneath "Upcoming Webcast" on the homepage.

To listen and participate in the call, dial 416-695-9753 or 1-877-461-2814 about five minutes prior to the start of the call.

A live audio webcast of the conference call will be available at www.centralsun.ca and www.lineargoldcorp.com

An archived recording of the call will be available at 416-695-5800 or 1-800-408-3053 (Passcode #3279471) until January 20, 2009 11:59 p.m. An archived recording of the webcast will also be available on both Company's website.

About Central Sun Mining Inc.

The Company is a growing gold producer with mining and exploration activities focused in Nicaragua. The Company operates the Limon Mine in Nicaragua and is converting the Orosi Mine in Nicaragua to conventional milling to increase the annual gold output. It also holds an option to acquire a 100% interest in the Mestiza gold property which is located 70 kilometres by road east of the Limon Mine. The Company is focused on efficient and productive mining practices to establish high quality and cost effective operations. Central Sun Mining Inc. is committed to growth by optimizing current operations, expanding mineral reserves and resources at existing mines, exploring its extensive land holdings and seeking strategic mergers or acquisitions in the Americas.

About Linear Gold Corp:

Linear Gold Corp. is actively exploring for gold and base metal deposits through joint ventures with Kinross Gold in Mexico and Everton Resources in the Dominican Republic.

For further information, please contact:

Investor Relations
CENTRAL SUN MINING INC.
(416) 860-0919; ir@centralsun.ca

Investor Relations
LINEAR GOLD CORP
(416)214-9867x231; hbilhete@lineargoldcorp.com

CENTRAL SUN
MINING INC.

NEWS RELEASE

FOR IMMEDIATE RELEASE
January 26, 2009

TSX: CSM
NYSE ALTERNEXT: SMC

CENTRAL SUN EXPANDS POTENTIAL PRODUCTION PIPELINE WITH THE CERRO QUEMA PROPERTY

TORONTO, ONTARIO, January 26, 2009: Central Sun Mining Inc. (TSX: CSM) (NYSE ALTERNEXT: SMC) ("Central Sun" or the "Company") is pleased to announce that it has regained majority control (60%) of the Cerro Quema gold property in Panama.

Peter Tagliamonte, President and Chief Executive Officer of Central Sun, commented: "We are very pleased with the return of the Cerro Quema property. Central Sun intends to immediately review the geological, engineering and construction work that has been completed on the property. The return of a 60% interest in Cerro Quema provides Central Sun with an additional potential future stream of gold development and production opportunity in our operating base of Central America. Once we have completed our review of the current stage of development at the Cerro Quema property, we will provide further updates."

Cerro Quema

Central Sun holds a 60% interest in the Cerro Quema Project located in Panama. A NI 43-101 feasibility study completed in May 2004 for the previous owners, RNC Gold Inc., which is available on www.sedar.com, indicated positive economics.

While previous studies indicated strong potential for Cerro Quema, Central Sun considers these as historical estimates and cautions investors that the project economics need to be updated in light of current economics and gold prices.

The Cerro Quema project area is located on the Azuero Peninsula in Los Santos Province of southwestern Panama, about 45 kilometers southwest of the provincial city of Chitré and about 190 kilometers southwest of Panama City. Central Sun originally acquired the 60% interest in the Cerro Quema Project from Yamana Gold through an equity asset transaction in 2006. Central Sun subsequently sold its interest in the property (see October 1, 2007 press release). The 60% interest in Cerro Quema was returned to Central Sun after the purchaser defaulted on the payment due on December 31, 2008.

Linear Gold Debenture

In conjunction with its previously announced business combination with Linear Gold Inc. ("Linear"), Central Sun is pleased to announce that it has completed a CDN$2.5 million debenture financing with Linear. Amounts outstanding under the debenture will become intra-corporate debt upon the successful completion of the business combination. The debenture shall be repayable within 60 days of any termination of the proposed business combination. In certain circumstances, Central Sun can elect to repay any amount outstanding under the debenture through the issue of Central Sun common shares.

About Central Sun

Central Sun Mining Inc. is a gold producer with mining and exploration activities focused in Nicaragua. Central Sun operates the Limon Mine in Nicaragua and is converting the Orosi Mine in Nicaragua to conventional milling to increase the annual gold output. It also holds a 60% interest in the Cerro Quema Project in Panama, a 100% interest in La India property and an option to acquire a 100% interest in the Mestiza gold property both of which are located 70 kilometres by road east of its operating Limon Mine. The Company is focused on efficient and productive mining practices to establish high quality and cost effective operations. Central Sun is committed to growth by optimizing current operations, expanding mineral reserves and resources at existing mines, exploring its extensive land holdings and seeking strategic mergers or acquisitions in the Americas.

For further information, please contact:

CENTRAL SUN MINING INC.
Peter Tagliamonte
President and Chief Executive Officer
(416) 860-0919; ir@centralsun.ca

Cautionary Note Regarding Forward-Looking Information This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements regarding the terms of the proposed business combination with Linear Gold and the benefits of such combination, exploration prospects, the identification of mineral reserves and resources, costs of and capital for exploration and development projects, exploration and development expenditures, timing of future exploration and development activities, expected production, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, forward-looking information can be identified by the use of forward-looking

CENTRAL SUN MINING INC.

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

1. **Name and Address of Company**

Central Sun Mining Inc.
6 Adelaide Street East, Suite 500
Toronto, Ontario
M5C 1H6

2. **Date of Material Change**

January 27, 2009

3. **News Release**

A news release was issued by the Company on January 27, 2009 and subsequently filed on SEDAR.

4. **Summary of Material Change**

Central Sun Mining Inc. ("Central Sun" or the "Company") announced the receipt of a binding offer from B2Gold Corp. ("B2Gold") for the acquisition of all of the issued and outstanding shares of the Company by way of a plan of arrangement, pursuant to which Central Sun shareholders would be entitled to receive 1.28 common shares of B2Gold for each Central Sun common share held (the "B2Gold Transaction").

5. **Full Description of Material Change**

Central Sun announced the receipt of a binding offer from B2Gold for the acquisition of all of the issued and outstanding shares of the Company by way of a plan of arrangement, pursuant to which Central Sun shareholders would be entitled to receive 1.28 common shares of B2Gold for each Central Sun common share held.

The consideration under the B2Gold Transaction represents a 45.1% premium over the closing price of $0.45 for the Central Sun common shares (the "Shares") on the Toronto Stock Exchange on January 26, 2009 and a 45.7% premium over the volume weighted average price of the Shares during the 10 day trading period ended January 26, 2009. The B2Gold Transaction represents a 49.7% higher price than that offered by Linear Gold, described below, based on closing prices on January 26, 2009.

On December 24, 2008, Central Sun entered into a letter agreement (the "Linear Agreement") with Linear Gold Inc. ("Linear Gold") pursuant to which Linear Gold agreed to acquire each of the Central Sun common shares in consideration for 0.4 of a Linear Gold common share. The board of directors of Central Sun has unanimously determined that the B2Gold Transaction constitutes a Superior Proposal within the meaning of the Linear Agreement. Macquarie Capital Markets Canada Ltd. has been appointed as financial advisor to Central Sun and has provided an oral fairness opinion to the Special Committee of Central Sun that the B2Gold Transaction is superior, from a financial point of view, to the Linear Gold transaction.

Under the Linear Agreement, Central Sun may recommend or enter into an agreement in respect of an alternative transaction (in lieu of the business combination with Linear Gold) if the alternative transaction is determined to be a Superior Proposal by Central Sun's board of directors prior to the completion of the Linear business combination subject to Linear Gold's right to match such proposal. Central Sun has advised Linear Gold of the Superior Proposal determination and Linear Gold has the right to match the B2Gold Transaction until 5:00 p.m. (Toronto time) on Friday January 30, 2009. The Linear Agreement provides for the payment of a termination fee of $1,000,000 by Central Sun to Linear Gold in certain circumstances.

If the Linear Agreement is terminated, Central Sun will be required to repay, within 60 days of termination, the $2,500,000 convertible debenture that Linear Gold has provided to Central Sun. The proposed terms of the B2Gold Transaction provide that B2Gold will provide Central Sun with a convertible debenture in the principal amount of $10,000,000 within five business days of signing the B2Gold Transaction agreement.

The proposed agreement for the B2Gold Transaction provides for, among other things, a non-solicitation covenant on the part of Central Sun, a right in favour of B2Gold to match any competing offers and for Central Sun to pay a non-completion fee payment of $2,000,000, and reimbursement of expenses, under certain circumstances.

Cautionary Note Regarding Forward-Looking Information This report contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the future financial or operating performance of B2Gold and Central Sun and its projects, statements regarding exploration prospects, statements regarding synergies and financial impact of the proposed transaction, the terms and conditions of the transaction, the benefits of the proposed transaction, the identification of mineral reserves and resources, costs of and capital for exploration and development projects, exploration and development expenditures, timing of future exploration and development activities, expected production, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is based on various assumptions and on the nest estimates of Central Sun or B2Gold, as the case may be, as of the date hereof, and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company (and the company resulting from the successful completion of the proposed transaction) to be materially different from those expressed or implied by such forward-looking information, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; delay or failure to receive board or regulatory approvals; timing and availability of external financing on acceptable terms; the business of B2Gold and Central Sun not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the potential benefits of the proposed transaction; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of mineral prices; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and, delays in obtaining governmental approvals or required financing or in the completion of activities, and as well as those risks identified under "Risk Factors" disclosure sections in the documents filed under the profile of SEDAR by Central Sun and/or B2Gold from time to time. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and

future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

6. **Reliance on Subsection 7.1(2) of National Instrument 51-102**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Executive Officer**

Peter Tagliamonte, President and CEO, (416) 860-0919 x228

9. **Date of Report**

January 27, 2009

CENTRAL SUN MINING INC.

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

1. **Name and Address of Company**

Central Sun Mining Inc.
6 Adelaide Street East, Suite 500
Toronto, Ontario
M5C 1H6

2. **Date of Material Change**

January 30, 2009

3. **News Release**

A news release was issued by the Company on February 2, 2009 and subsequently filed on SEDAR.

4. **Summary of Material Change**

Central Sun Mining Inc. ("Central Sun" or the "Company") announced that it has signed a binding agreement with B2Gold Corp. ("B2Gold") for the acquisition of all of the issued and outstanding shares of the Company by way of a plan of arrangement, pursuant to which Central Sun shareholders would be entitled to receive 1.28 common shares of B2Gold for each Central Sun common share held (the "B2Gold Transaction").

5. **Full Description of Material Change**

Central Sun announced that it has signed a binding agreement with B2Gold for the acquisition of all of the issued and outstanding shares of the Company by way of a plan of arrangement, pursuant to which Central Sun shareholders would be entitled to receive 1.28 common shares of B2Gold for each Central Sun common share held.

The consideration represented a purchase price of approximately Cdn$0.65 per Central Sun share using closing share prices on January 26, 2009 and represented a 45% premium over the Central Sun closing price on January 26, 2009. Based on the January 30, 2009 closing price of B2Gold on the TSX of Cdn$0.83 per share, the transaction was valued at approximately Cdn$1.06 per Central Sun share for a total transaction value of Cdn$66.8 million.

The board of directors of Central Sun has unanimously recommended that Central Sun shareholders vote in favour of the B2Gold Transaction. Further, Central Sun officers, directors and shareholders who hold approximately 13.5% of the outstanding shares have entered into lock-up agreements with B2Gold, pursuant to which they will vote their shares in favour of the B2Gold Transaction.

In connection with the B2Gold Transaction, B2Gold and Central Sun will enter into a convertible debenture agreement, pursuant to which Central Sun will issue to B2Gold a convertible debenture in the amount of up to Cdn$10 million on a subordinated basis. It is intended that Central Sun

will use the proceeds of the debenture to fund immediate working capital requirements and development expenditures at the Orosi Mine to permit commissioning of the mill and restart of operations in the fourth quarter of 2009. The debenture will be repayable 30 days after any termination of the agreement to effect the B2Gold Transaction. A portion of the Cdn$10 million debenture is convertible at the option of B2Gold at any time at an exercise price of Cdn$0.60 per share for up to 9.9% of the issued and outstanding shares of Central Sun at the time of conversion. Completion of the convertible debenture agreement is subject to the satisfaction of certain regulatory requirements.

Upon completion of the B2Gold Transaction, B2Gold will have approximately 245 million common shares issued and outstanding, with former Central Sun shareholders holding approximately 33% of the issued and outstanding common shares of the combined company.

The B2Gold Transaction is subject to, among other things, the parties entering into a definitive agreement by February 6, 2009, the receipt of all necessary regulatory and court approvals and obtaining shareholder approval of the B2Gold Transaction at a special meeting of the Central Sun shareholders to be held no later than April 30, 2009. Closing of the B2Gold Transaction is set to occur by no later than April 30, 2009.

The December 24, 2008 letter agreement between Central Sun and Linear Gold Corp. regarding their previously proposed business combination has been terminated in accordance with its terms and Central Sun will be making a Cdn$1,000,000 termination payment to Linear Gold Corp.

Cautionary Note Regarding Forward-Looking Information This report contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the future financial or operating performance of B2Gold and Central Sun and its projects, statements regarding exploration prospects, statements regarding synergies and financial impact of the proposed transaction, the terms and conditions of the transaction, the benefits of the proposed transaction, the identification of mineral reserves and resources, costs of and capital for exploration and development projects, exploration and development expenditures, timing of future exploration and development activities, expected production, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

CENTRAL SUN MINING INC.

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

1. **Name and Address of Company**

Central Sun Mining Inc.
6 Adelaide Street East, Suite 500
Toronto, Ontario
M5C 1H6

2. **Date of Material Change**

February 6, 2009

3. **News Release**

A news release was issued by the Company on February 9, 2009 and subsequently filed on SEDAR.

4. **Summary of Material Change**

Central Sun Mining Inc. ("**Central Sun**" or the "**Company**") and B2Gold Corp. ("**B2Gold**") announce that they have signed a definitive arrangement agreement relating to the previously announced business combination of B2Gold and Central Sun (the "**Transaction**"). In addition, B2Gold and Central Sun have signed a commitment agreement for the previously announced Cdn$10 million convertible loan from B2Gold to Central Sun (the "**B2Gold Loan**").

5. **Full Description of Material Change**

Central Sun and B2Gold announce that they have signed a definitive arrangement agreement relating to the previously announced Transaction. In addition, B2Gold and Central Sun have signed a commitment letter for the previously announced B2Gold Loan.

The material terms of the B2Gold Loan are as previously disclosed, except that the B2Gold Loan will be repayable on June 20, 2009 and Central Sun's option to convert the B2Gold Loan into Central Sun shares if the Transaction does not proceed now allows Central Sun to convert all or any portion of the B2Gold Loan at 100% of the 5-day volume weighted average trading price of the Central Sun shares on the Toronto Stock Exchange ("**TSX**") for the five trading days following termination of the arrangement agreement and to repay any unconverted portion in cash. Central Sun's option to convert expires 30 days after the date of termination of the arrangement agreement, provided that, to the extent that Central Sun shareholder approval is required for the issuance of Central Sun shares on the optional conversion, that portion of the B2Gold Loan must either be converted into Central Sun shares or repaid in cash within 60 days from the date on which Central Sun gives a notice of conversion.

The material terms of the Transaction are as previously disclosed and the Transaction remains subject to regulatory, court, and Central Sun shareholder approvals. The date of the special meeting of Central Sun shareholders to approve the Transaction is set for March 20, 2009 and the

record date for receiving notice of, and the right to vote at, the Central Sun shareholders meeting is February 17, 2009.

The TSX has conditionally approved the listing of the up to 15,535,997 Central Sun common shares (25% of Central Sun's issued and outstanding shares) that may be issuable upon conversion of the B2Gold Loan. Under the loan agreement, B2Gold's conversion right is limited to that portion of the B2Gold Loan that would result in B2Gold receiving 9.9% of the issued and outstanding Central Sun shares at the time of conversion. Central Sun's optional conversion right under the loan agreement allows it to convert up to 100% of the B2Gold Loan into Central Sun shares and, accordingly, the listing of such Central Sun shares in excess of the number conditionally approved for listing remains subject to regulatory approval, which may include a requirement for Central Sun shareholder approval for the issuance of any additional Central Sunshares.

Cautionary Note Regarding Forward-Looking Information This report contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the future financial or operating performance of B2Gold and Central Sun and its projects, statements regarding exploration prospects, statements regarding synergies and financial impact of the proposed transaction, the terms and conditions of the transaction, the benefits of the proposed transaction, the identification of mineral reserves and resources, costs of and capital for exploration and development projects, exploration and development expenditures, timing of future exploration and development activities, expected production, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is based on various assumptions and on the best estimates of Central Sun or B2Gold, as the case may be, as of the date hereof, and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company (and the company resulting from the successful completion of the proposed transaction) to be materially different from those expressed or implied by such forward-looking information, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; delay or failure to receive board or regulatory approvals; timing and availability of external financing on acceptable terms; the business of B2Gold and Central Sun not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the potential benefits of the proposed transaction; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of mineral prices; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and, delays in obtaining governmental approvals or required financing or in the completion of activities, and as well as those risks identified under "Risk Factors" disclosure sections in the documents filed under the profile of SEDAR by Central Sun and/or B2Gold from time to time. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

6. **Reliance on Subsection 7.1(2) of National Instrument 51-102**

Not applicable.